UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03000704

DC
No Act
P.E. 12-16-02
1-07259

January 27, 2003

Mark R. Shaw
Senior Attorney
Southwest Airlines Co.
P.O. Box 36611
2702 Love Field Dr.
Dallas, TX 75235-1611

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public
Availability 1/27/2003

Re: Southwest Airlines Co.
Incoming letter dated December 16, 2002

Dear Mr. Shaw:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Southwest by John Chevedden. We also have received a letter from the proponent dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mark Shaw
Senior Attorney
P.O. Box 36611
2702 Love Field Dr.
Dallas, Texas 75235-1611
(214) 792-4049
Facsimile: (214) 792-6200

December 16, 2002

RECEIVED
2002 DEC 17 PM 3:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden for Inclusion in the Southwest Airlines Co. 2003 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. ("Southwest Airlines" or the "Company") has received a shareholder proposal (the "Proposal"), from Mr. John Chevedden, for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 14, 2003. The Proposal requests that the Company's Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Southwest Airlines hereby requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal, or portions thereof, from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

We believe that the Proposal, or portions thereof, may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions. Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact," or which omit "to state any material fact necessary in order to make the statements therein not false or misleading."

As set forth below, we believe that this Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive, and would require such detailed and extensive editing to eliminate or revise its false and misleading statements, that this Proposal may be completely excluded. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance. . .is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8 that are of interest to companies and shareholders alike."

As the Proposal is replete with false and misleading statements, as discussed below, we ask that the Staff not object to the exclusion of the Proposal in its entirety from our proxy materials. In the alternative, we ask that the Staff require that the below-mentioned claims be deleted, factually supported, or recast as the proponent's opinion, allowing exclusion as a proper response to the Proponent's noncompliance with such requirement.

The Proposal is false and/or misleading in that many statements are unsupported generalizations, missing cites, misstatements, and/or otherwise misleading, as more fully described below.

Under the heading "Harvard Report":

- "A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999."

There is no specific citation to this study given or particular source that would allow a reasonable reader to refer to the source to verify for themselves the accuracy of such statements.

- "Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company."

While the Proposal relates to a poison pill, these two sentences, and the bulk of the supporting statement, relate to corporate governance, generally. We believe that this is exactly the type of proposal SLB 14 was addressing when it stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Thus, we believe the entire supporting statement may be omitted under this standard. If the Staff does not agree, then these two sentences, specifically, should be deleted as being irrelevant and misleading. If the Staff does not agree to the omission of these two sentences, then they should be recast as the proponent's opinions. There is no identification of who is meant by the "some" and "others."

Under the heading "Council of Institutional Investors Recommendation":

The heading, "Council of Institutional Investors Recommendation", itself, implies that the Council of Institutional Investors is making a recommendation in support of the Proposal, which is false and misleading.

- "The Corporate Library www.thecorporatelibrary.com also includes information on this topic."

In SLB 14, the Staff indicated that website addresses are excludable from shareholder proposals if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." We believe the Staff's prerequisites for exclusion of this website referenced in the Proposal are satisfied. The website is filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. Moreover, the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). See Boeing Company (avail. March 2, 2002) and AMR Corp. (avail. Apr. 3, 2001).

- "In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. "

These references to other companies are not relevant to Southwest Airlines or the Proposal and these sentences should be deleted. See ExxonMobil Corporation (avail. March 26, 2002).

Under the heading "Flaws in Company Study of this Proposal Topic":

- "There is evidence that our management has not thoroughly researched shareholder proposal topics."

Such a reference to "shareholder proposal topics," generally, attempts to bring into the Proposal other, unrelated proposals that are not relevant.

"For instance our management's 2002 formal statement on this topic:

1) Used the subjective 'believe' before key statements."

This statement implies that a simple statement of management's opinion is somehow an indication that management was negligent in understanding or researching the issue, which is clearly misleading.

> "2) Relied on a study by a company which could have a conflict of interest with shareholders."

This reference to a generic conflict that could exist is unsupported by facts and is misleading.

> "3) There is no evidence that our management located any of the numerous reports that support this good governance topic."

This statement implies that management's failure to cite sources that may support the proponent's position somehow makes management derelict in its duties to shareholders and is clearly misleading.

Thus we believe that the entire discussion under the heading, "Flaws in Company Study of this Proposal Topic," is misleading and should be deleted.

<u>Under the heading "Serious about good governance":</u>

- "Enron and the corporate disasters that followed forced many companies to get serious about good corporate governance. This includes a shareholder vote on poison pills. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage."

There is no support linking the failures at Enron, Worldcom etc. with the existence of their poison pills, and certainly no support for attempting to link the existence of a poison pill at Southwest Airlines to those corporate failures. These statements are misleading and should be deleted. At the very least, these statements are clearly the proponent's opinion and should be recast as such.

- "A look at Business Week's inaugural ranking of the best and worst boars [*sic*] in 1996 tells the story. For the 3 years after the list appeared, the stocks of the companies with the best boards outperformed those with the worse boards by 2 to 1."

There is no specific citation for the source of this statement. In addition, there is no support for the linking of the purportedly "best" or "worst" boards with the existence or nonexistence of poison pills, and thus the statement is wholly irrelevant to the Proposal, and is misleading.

- "Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight."

This statement is entirely unsubstantiated, although presented as a statement of fact. In addition, the Staff has frequently permitted companies to omit such general references to "institutional investors." See Boeing Company (avail. March 2, 2002) and Sabre Holdings Corporation (avail. March 18, 2002).

Southwest Airlines is particularly concerned about Mr. Chevedden's improper attempt to somehow link Southwest Airlines to the scandals at Enron and other companies. These statements are another egregious example of Mr. Chevedden's complete disregard for the prohibition against making false and misleading statements in proxy materials. The Company believes that Mr. Chevedden's continued disregard for the Commission's proxy rules, as evidenced by the statements noted above, should alone warrant exclusion of the entire Proposal from the Company's proxy materials.

For the foregoing reasons, we believe that the Proposal may be omitted from the Company's 2003 proxy materials and we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,

Mark R. Shaw

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

310/371-7872

Mr. Herbert Kelleher
Chairman
Southwest Airlines Co. (LUV)
P.O. Box 36611
Dallas, TX 75235
Phone: (214) 792-4000
Fax: (215) 904-5015

Dear Mr. Kelleher,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

10-29-02

John Chevedden
Shareholder

cc: Mark Shaw
FX: 214/792-6200

3 – Allow Shareholder Vote regarding Poison Pills
Our yes-vote exceeded 57% for three consecutive years

This is to recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. Our yes-vote on this topic exceeded 57% in 2000, 2001 and 2002.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No.205, Redondo Beach, Calif. 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. Institutional investors own 73% of Southwest stock. The Corporate Library www.thecorporatelibrary.com also includes information on this topic. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. I believe that our company should follow suit and allow shareholder input.

Flaws in Company Study of this Proposal Topic

There is evidence that our management has not thoroughly researched shareholder proposal topics. For instance our management's 2002 formal statement on this topic:

1) Used the subjective "believe" before key statements.
2) Relied on a study by a company which could have a conflict of interest with shareholders.
3) There is no evidence that our management located any of the numerous reports that support this good governance topic.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes a shareholder vote on poison pills. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage.

A look at *Business Week's* inaugural ranking of the best and worst boars in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

Allow Shareholder Vote regarding Poison Pills
Our yes-vote exceeded 57% for three consecutive years
Yes on 3

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow … the voters a choice on election day."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 30, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Southwest Airlines Co. (LUV)
Investor Response to Company No Action Request
Established Topic: Poison Pill
J. Chevedden

Ladies and Gentlemen:

This letter addresses the wide-ranging company no action request to suppress a well-established shareholder proposal topic. The company provides little support for a long list of items.

Company Failure at the Start

The company appears to violate rule 14a-8 from the beginning by failing the requirement for simultaneous delivery of the no action request to both the Office of Chief Counsel and the shareholder party. The company forwarded its no action request by ordinary mail to the proponent and the company is thus unable to verify a date on which it was delivered. If the company sent this no action request to the Office of Chief Counsel by overnight delivery or other means subject to verification, it is requested that this no action request be declined on this procedural basis.

A copy of the company envelop with the December 18, 2002 postage meter date is attached.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 9

The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School.

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Hewitt-Packard Company (December 17, 2002) gave instructions to include the above "Corporate Governance and Equity Prices" report title and date.

Line 13

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Source: "Putting a Value on Governance," *Directors & Boards*, Spring 1997 by Robert Felton and Alec Hudnut of McKinsey & Co. and Jennifer Van Heeckeren, University of Oregon.

Line 19

The proposal states that the Council of Institutional Investors supports "shareholder approval of poison pills." In the first sentence the full name of the Council of Institutional Investors is given plus a description of its membership and that the Council called for shareholder approval of poison pills in general. In the following sentence the generic term "institutional investors" is used. Contrary to the company insinuation, the proposal does not state that the Council has specially cited any particular proposal at one company for a special recommendation.

Line 21

SLB No. 14 accepted the inclusion of websites in shareholder proposals with, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

1) Hewitt-Packard Company (December 17, 2002)

Allowed a website reference that included a "citation to a specific source."

2) Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

3) The Boeing Company (February 7, 2002)

The company asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

Line 24

The company has no issue with the accuracy of the text, "In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pills. This includes Columbia/HCA, McDermott International and Airborne, Inc." The company does not speculate or suggest any basis whatsoever that this factual text on the acceptance of this proposal topic is not relevant.

Hewitt-Packard Company (December 17, 2002) addressed the inclusion of Columbia/HCA and McDermott International and allowed this text to remain. Airborne Inc. was not in the proposal to Hewitt-Packard.

Line 27

Contrary to the company claim, practices which are relevant to this proposal are still relevant if the same practices are also relevant to other proposals.

Contrary to the company claim it is relevant if a company policy extends beyond one specific instance. This extension is evidence of the systemic nature of the company policy that prudent shareholders may find useful to be aware of.

Line 29

The company claims, again without any support whatsoever, that it is appropriate for the Board to use the unsupported word of "believes." The company does not address whether it would be more appropriate for the board to have a sound basis to support a key corporate governance position and link that sound basis closely to the board's position. The company does not present a sound basis for shareholders to be suppressed from communicating that the board places significant weight on its own personal beliefs to reach a key governance position.

The company response seems to concede that board decisions are typically based on unsupported beliefs. Thus the company, in its misplaced zeal to suppress this proposal topic, may be exposing the board to claims that it is not fulfilling its fiduciary duty.

Line 30

The company relied on a Georgeson report. Since Georgeson receives major funding from corporate interests and little or no funding from shareholder advocacy interests, it would be prudent for shareholders to be aware of a potential conflict of interest in a Georgeson report and that this information should not be suppressed.

Line 31

The proposal factually states that the company does not cite sources. It would appear that a key way for the company to contest this would be for the company to cite its sources. The company does not do this after being given yet another opportunity.

Line 34

The company does not explain any irrelevance. The company conveniently does not follow the earlier text of the proposal. As stated earlier in the proposal a shareholder vote on the poison pill is a key part of good governance. The Enron case has highlighted the need for companies to get serious about good governance. Contrary to the company text the proposal does not cite Worldcom.

"In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates in *Business Week*, "The Best & Worst Boards, October 7, 2002.

Line 38 and Line 40

The supporting *Business Week* text is included from "The Best & Worst Boards, October 7, 2002.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden
Shareholder

cc:
Herbert Kelleher
Chairman

SOUTHWEST AIRLINES CO.
General Counsel
P.O Box 36611, HDQ 4GC
Dallas, TX 75235-1611

DEC 18 '02

METER 711694

0.60

POSTAGE

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

90278+2453 03

1997

The Three Stages of Activism

The evolution of institutional activism falls into three distinct stages. During the early years (1987-1990) activists were intensely focused on takeovers and control. Proposals were designed to eliminate poison pills, golden parachutes, greenmail, fair price provisions, and other defensive practices that shareholders felt infringed on their rights and reduced the value of their investment. But activists were also pursuing a more important objective: defining a role for shareholders in corporate decisionmaking. The second stage (1990-1992) centered on reform of the proxy rules. Two issues — financial performance and board accountability — designate the third and current stage of institutional activism.



John Wilcox: In the third stage.

Activists' goals, as well as their tactics, have matured. Proponents now target companies either for poor financial performance or egregious governance practices. The selection process, which utilizes quantitative performance measures and checklists of governance policies and standards, has become a central activity in activists' self-defined role as corporate overseers. The annual publication of the Council of Institutional Investors' "Focus 20" list of targeted underperformers is one of many such governance media events....Activism's growing focus on financial performance has transformed both the dialogue and the level of cooperation between companies and large activist institutions.

— **John Wilcox**, *chairman of Georgeson & Co. Inc., in "A 10-year Quest for Director Accountability" [Fall 1997]. He joined the firm, a specialist in proxy solicitations, investor analysis, and other advisory activities, in 1973.*

Investors Will Pay for Good Governance

There are three main reasons why investors will pay a premium for good governance:

• Some believe that a company with good governance will perform better over time, leading to a higher stock price. This group is primarily trying to capture upside, long-term potential.

• Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Also, when bad things do happen, they expect well-governed companies to rebound more quickly.

• Still others regard the recent increase in attention to governance as a fad. However, they tag along because so many investors do value governance. As this group sees it, the stock of a well-governed company may be worth more simply because governance is such a hot topic these days.

— **Robert Felton** *and* **Alec Hudnut** *of McKinsey & Co., and* **Jennifer Van Heeckeren**, *a professor at the University of Oregon, reporting on their study in "Putting a Value on Governance" [Spring 1997].*

Accounting's Impact on Governance

In the debate over corporate governance and how to make corporate boards and managements more effective and responsive to long-term shareholder interests, we usually look to board structures, compensation patterns, independent oversight, and the like. The debate has thus far been waged without sufficient attention toward the day-in, day-out impact of our accounting standards. I will suggest that good financial accounting, the extensive disclosures mandated most often in the English-speaking world, and notably in the U.S., is an often overlooked but powerful tool for enhancing corporate performance. Our disclosure policies were adopted in order to make Wall Street fair and efficient. They also give substance to shareholder rights by providing the information essential to their exercise. But quite apart from these intended benefits, good disclosure has been a most efficient and effective mechanism for inducing managers to manage better. It provides the brightest light and the most objective, detailed, and textured portrait of managerial performance. Without it, neither the financial press, nor shareholders, nor markets could scrutinize that performance, except by inference from sketchy data or by reliance on inside information of uncertain quality and consistency.

— **Louis Lowenstein**, *professor emeritus of law and finance at Columbia University, in "A Governance Tool that Really Works" [Fall 1997]. Prior to joining the Columbia faculty in 1980, he was president of Supermarkets General Corp.*

Portrait by Jean Kristie

Yale School of Management.

There are already signs that boards are starting to demand more of their directors. Headhunters report spiking demand for independent directors—curmudgeons who will act as watchdogs, not lapdogs. Director "boot camps" and training seminars, such as those run by the Kellogg School and the University of Georgia's Terry College of Business, report standing-room-only crowds. Governance gurus who advise companies on revamping their boards, such as Harvard's Jay W. Lorsch and Ira M. Millstein of the law firm Weil, Gotshal & Manges LLP, are so busy they're turning away work. Directors say they're ready to embrace even some of the more radical reform ideas, including expensing stock options, increasing the audit committee's responsibility for risk, and appointing a "lead" independent director. At many companies, the workload is heavier than ever. At Lucent Technologies, for example, which has been hammered by the telecom meltdown, the chairman communicates with directors once a week, and the audit committee convenes every month. "In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates.

That's in stark contrast to most of the 1990s, when corporate governance hardly seemed to matter. The buoyant stock market rewarded both good and bad boards. But when the bubble burst, that changed. Suddenly, the importance of governance was clear. In a time of crisis, a vigorous board that has done its job can help companies minimize the damage. A look back at *BusinessWeek*'s inaugural ranking of best and worst boards in 1996 tells the story. For three years after the list appeared, the stocks of companies with the best boards outperformed those with the worst by 2 to 1. But as the economy slowed starting in 2000, the Best Boards companies retained much more of their value, returning 51.7%, vs. -12.9% for the Worst Boards companies. Ralph V. Whitworth, the director who nurtured Waste Management Inc. through its accounting crisis and engineered governance turnarounds there and at Apria Healthcare, says investors in well-governed companies are buying a form of insurance. "A good board does not ensure that a company is never going to find itself in a crisis," says Whitworth. "The real test is what they do in reaction to a crisis."

Even the best boards could take a page from Whitworth's playbook. When he was called in to Waste Management in the wake of the accounting scandal in 1998, a serious illness on the part of the CEO brought in to fix things forced Whitworth to take charge. He demanded the resignations of three top executives who had sold stock just months before an earnings miss. With two other board members, he set up shop at the Houston headquarters, meeting with a crisis team every day at 5 p.m. for 90 consecutive days, as an army of 1,200 accountants scoured the company's books—all while recruiting a new CEO and resetting company strategy. "It's a great success story and one of the most dramatic turnarounds in governance," says Kenneth A. Bertsch, director of corporate governance at TIAA-CREF, the huge teachers' pension fund and a governance gadfly. "It's when you have a company crisis that something has to happen, or the company can just go down."

If Corporate America succeeds in remaking governance, one of the greatest ironies will be that we have Enron to thank for it. When the unquestioning faith Enron's board placed in the company's management was revealed as a colossal blunder, faith in other once-revered executives also began to falter. Almost on cue, the giants began falling—Tyco, WorldCom, Global Crossing—confirming suspicions that the blight of greed and hubris that brought down Enron was more widespread.

Enron, and the corporate disasters that followed, forced many companies to get serious about governance. There are signs, especially, that boards are finally starting to grapple with the most egregious governance failure of the 20th century: astronomical executive pay. At E*Trade Group Inc., CEO Christos M. Cotsakos returned $21 million in pay after shareholder anger over his $80 million pay package boiled over. And in July, the head of the compensation committee, who had business ties to Cotsakos, resigned. At Dollar General Corp., CEO Cal Turner Jr. returned $6.8 million he re-

PRINCIPLES OF GOOD GOVERNANCE

Here's what we look for in evaluating boards:

INDEPENDENCE

No more than two directors should be current or former company executives, and none should do business with the company or accept consulting or legal fees from it. The audit, compensation, and nominating committees should be made up solely of independent directors.

STOCK OWNERSHIP

Each director should own an equity stake in the company worth at least $150,000, excluding stock options. The only exception: new board members who haven't had time to build a large stake.

DIRECTOR QUALITY

Boards should include at least one independent director with experience in the company's core business and one who is the CEO of an equivalent-size company. Fully employed directors should sit on no more than four boards, retirees no more than seven. Each director should attend at least 75% of all meetings.

BOARD ACTIVISM

Boards should meet regularly without management present and should evaluate their own performance every year. Audit committees should meet at least four times a year. Boards should be frugal on executive pay, decisive when planning a CEO succession, diligent in oversight responsibilities, and quick to act when trouble strikes.

HOW WE RATED THEM The *BusinessWeek* ratings were based on a survey of 51 governance experts conducted for *BusinessWeek* by Harris Interactive, a proxy analysis by *BusinessWeek* of companies identified by survey respondents as having the "most effective" and "least effective" boards, and an analysis of overall board performance by *BusinessWeek* editors. The proxy analysis grades each company on the extent to which it meets 16 governance standards in the areas of independence, accountability, and quality. Performance measures include the board's handling of strategy, oversight, and executive pay. Data were provided by the Investor Responsibility Research Center, the Corporate Library, and Institutional Shareholder Services.



rectors and officers is also a factor.

Perhaps the most important driver of change is the markets. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight. No company knows this better than Cendant Corp., which has been revamping governance since its 1998 accounting scandal. Among the most recent changes: Executive stock options will now require shareholder approval, and severance deals for departing executives will be severely curtailed. "I think the real impetus [for reform] will not be the NYSE, the President, or Congress—it will be the reality of the marketplace," says Henry R. Silverman, Cendant's CEO.

Some boards, it seems, never change. Long regarded as governance slackers, they still seem oblivious to the atmosphere of reform. At Tyson Foods Inc., for example, there are 10 insiders on the 15-member board, including founder Don Tyson's son, making it one of the most insider-dominated boards around—and earning the company a place on *BusinessWeek*'s Worst Boards list. Five of the insiders are Tyson consultants, and seven have extensive side deals with the company—everything from leasing farms to providing aircraft, wastewater-treatment plants, and office space. Two of those seven sit on the compensation committee that awarded CEO John H. Tyson a $2.1 million bonus for negotiating the acquisition of meatpacker IBP—a deal the company tried, unsuccessfully, to back out of. And after a federal indictment in Tennessee accused the company of conspiring since 1994 to smuggle illegal immigrants into the U.S. from Mexico to work in its poultry-processing plants, the company fired several managers allegedly involved in the scheme, but the board took no action against the CEO.

Tyson denies the conspiracy charge and says the CEO's bonus was earned in light of the "huge number of man-hours" involved in the IBP acquisition and its "unqualified success." But governance experts say boards like Tyson's are a throwback to when directors saw board seats as a way to land clients for their companies or consulting contracts for themselves. "It's an incestuous board with a capital I," says Patrick McGurn, corporate-programs director at proxy adviser Institutional Shareholder Services Inc. "They may not all share the name, but they all share the same affinity for the Tyson family."

The most egregious failing of U.S. boards: Allowing astronomical pay for head honchos

To be sure, the governance revolution has not taken root everywhere. And even where it has, constant vigilance is necessary to make sure the sense of purpose survives. Computer Associates, a Most Improved board, hired Harvard governance expert Jay W. Lorsch to advise it on reform, designated a lead independent director, and bolstered its audit

BOARDS THAT NEED WORK

[illegible]	Board gets high marks for independence and quality, [illegible] But five directors [illegible] a bigger equity stake [illegible]
AT&T	More than a third of board owns less than $150,000 worth of AT&T stock. Three directors sit on too many boards. One member of the compensation committee has a stake in a company that does business with AT&T. CEO Michael Armstrong and Citigroup's Sanford Weill sit on each other's boards.
CIRCUIT CITY	Out of 15 board members, 7 own less than $150,000 in stock. Board lacks an outside director with extensive retail experience, especially crucial as the company's performance slumps.
CITIGROUP	Board is loaded with top-flight CEOs—from AT&T, Alcoa, United Technologies, and Colgate-Palmolive—and has made recent governance improvements, including expensing options. But with 17 directors, it's too big. Two of the six audit committee members sit on too many boards.
FORD	Ford stumbled in 2001, allowing now-ousted CEO Jacques Nasser to proceed with an ill-conceived makeover as quality slid. Board needs fewer insiders and an audit-committee chief with CFO experience.
HEWLETT-PACKARD	The 12-member post-merger board has only three insiders. But CEO Carleton S. Fiorina needs to get off the nominating committee. Richard Hackborn, a former HP exec, needs to get off the audit committee, and the company's external auditor shouldn't be providing nonaudit consulting services.
MICROSOFT	With no nominating committee, founder Bill Gates has too much control over board composition. A former company president shouldn't be sitting on the audit committee. And with just eight directors, every warm body counts—three of them shouldn't be sitting on five or more additional boards.
PEPSICO	Half of being a good director is simply showing up, and three members of PepsiCo's audit committee didn't. All three missed at least 25% of their meetings last year. The laggards include Fannie Mae CEO Franklin Raines.
WAL-MART	It's hard to fault this company on performance, but governance is another matter. Half of the 14 board members have ties to the company. Wal-Mart should sever its ties with two directors' families and decide whether it really needs all seven current or former Wal-Mart employees or family members who now sit on the board.

3 – Allow Shareholder Vote regarding Poison Pills
Our yes-vote exceeded 57% for three consecutive years

This is to recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. Our yes-vote on this topic exceeded 57% in 2000, 2001 and 2002.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No.205, Redondo Beach, Calif. 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. Institutional investors own 73% of Southwest stock. The Corporate Library www.thecorporatelibrary.com also includes information on this topic. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. I believe that our company should follow suit and allow shareholder input.

Flaws in Company Study of this Proposal Topic

There is evidence that our management has not thoroughly researched shareholder proposal topics. For instance our management's 2002 formal statement on this topic:

1) Used the subjective "believe" before key statements.
2) Relied on a study by a company which could have a conflict of interest with shareholders.
3) There is no evidence that our management located any of the numerous reports that support this good governance topic.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes a shareholder vote on poison pills. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage.

A look at *Business Week's* inaugural ranking of the best and worst boars in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

Allow Shareholder Vote regarding Poison Pills

Our yes-vote exceeded 57% for three consecutive years

Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwest Airlines Co.
Incoming letter dated December 16, 2002

The proposal recommends that the board of directors "redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Southwest may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . company performance from 1990 to 1999";
- specifically identify the persons or entities referenced in the sentences that begin "Some believe that a company . . ." and end ". . . bad things happening to a company";
- delete the sentence that begins "The Corporate Library . . ." and ends ". . . information on this topic";
- delete the subheading and paragraph that begins "Flaws in Company Study of this Proposal Topic . . ." and ends ". . . support this good governance topic";
- recast the subheading and paragraph that begins "Enron and corporate disasters that followed . . ." and ends ". . . can help minimize damage";
- provide a citation to a specific publication date for the sentence that begins "A look at Business Week's . . ." and ends ". . . worse boards by 2 to 1"; and
- provide a citation to a specific source for the sentence that begins "Increasingly, institutional investors . . ." and ends ". . . seen as lax in oversight."

Accordingly, unless the proponent provides Southwest with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Southwest omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor